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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                        JARDINE FLEMING INDIA FUND, INC.
                       (Name of Subject Company (issuer))

                        JARDINE FLEMING INDIA FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    471112102
                      (CUSIP Number of Class of Securities)

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                                PAUL H. SCHUBERT
                        JARDINE FLEMING INDIA FUND, INC.
                               51 WEST 52ND STREET
                               NEW YORK, NY 10019
                                 (201) 318-4150
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                 WITH A COPY TO:
                                J. EUGENE MARANS
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                          2000 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20006
                                 (202) 974-1888

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                            CALCULATION OF FILING FEE

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          Transaction Valuation                    Amount of Filing Fee
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           $ 44,247,067.23 (a)                      $ 8,849.41 (b) (c)
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(a) Calculated as the aggregate maximum purchase price to be paid for 3,036,836 shares in the offer, based upon a price per share of $14.573, which represents 95% of the net asset value per share at August 31, 2000.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

(c) $7,309.88 was paid with the initial filing of the Schedule TO on September 14, 2000 and an additional $1,539.53 was paid with the filing of Amendment No. 1 on September 25, 2000.

[_] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:         N/A
    Form or Registration No.        N/A
    Filing Party:                   N/A
    Date Filed:                     N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                                 AMENDMENT NO. 2

         This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on September 14, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 (the "First Amendment"), filed on September 25, 2000, relating to an offer by Jardine Fleming India Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash shares of the Fund's issued and outstanding Common Stock of par value $0.001 per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2000, the related Letter of Transmittal, and the Supplement dated September 25, 2000 (collectively, the "Offer"), copies of which are attached as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(viii) to the Schedule TO, to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO.

          The Offer expired at 12:00 midnight New York Time on October 12, 2000. Pursuant to the Offer 8,078,707 Shares were properly tendered and not withdrawn and 3,036,836 Shares were accepted by the Fund on October 19, 2000 for purchase at the price of $12.5495 per Share, which represents 95% of the net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on October 12, 2000. Payment for the Shares purchased was made on October 20, 2000. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $38,110,773.38.


ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended to add the following exhibits:

(a)(5)(iii)   Text of press release issued by the Fund dated October 13, 2000.
(a)(5)(iv)    Text of press release issued by the Fund dated October 17, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Jardine Fleming India Fund, Inc.

                                            By: /s/ JOANNE M. KILKEARY
                                               ---------------------------------
                                            Name: Joanne M. Kilkeary
                                            Title: Assistant Treasurer

Dated: October 24, 2000


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